Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Timothy G. Frommeyer
Senior Vice President and Chief Financial Officer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re: Nationwide Life Insurance Company
       Form 10-K for the Fiscal Year Ended December 31, 2008
       File Number: 002-64559

Dear Mr. Frommeyer,

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief